50
7/19/04

[redacted]

SECUI 04015535 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-46337

SEC MAIL RECEIVED PROCESSING
JUL 06 2004
WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/1/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHA Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Barnes Road
(No. and Street)

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Packman (203) 294-7343
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

CHA Securities, Inc.
(SEC File No. 8-46337)

Financial Statements, Supplemental Schedule and Independent Auditors' Report

As of and for the Years Ended
April 30, 2004 and 2003

CHA Securities, Inc.
(SEC File No. 8-46337)

This report contains: (check all applicable boxes)

[x]	(a)	Facing page.
[x]	(b)	Statements of Financial Condition.
[x]	(c)	Statements of Operations.
[x]	(d)	Statements of Cash Flows.
[x]	(e)	Statements of Changes in Stockholder's Equity.
[ ]	(f)	Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
[x]	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3).
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report (not applicable).
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
[x]	(o)	Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).
[ ]	(p)	Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5 (not applicable).

Affirmation

I, Harold L. Packman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of CHA Securities, Inc. (the Company) for the year ended April 30, 2004 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Harold L. Packman - 6/28/04

Signature Date

Harold L. Packman
Managing Director

Patricia Dwy
Notary Public

PATRICIA DWY
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2004

CHA Securities, Inc.
Financial Statements and Supplemental Schedule and Independent Auditors' Report
As of and for the Years Ended April 30, 2004 and 2003

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To Board of Directors of
CHA Securities, Inc.:

We have audited the accompanying statement of financial condition of CHA Securities, Inc. (the Company) as of April 30, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CHA Securities, Inc. as of April 30, 2003, were audited by other auditors whose report dated May 22, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of CHA Securities, Inc. as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

May 27, 2004

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

CHA Securities, Inc.
Statements of Financial Condition
April 30, 2004 and 2003

	2004	2003
Assets		
Cash	$ -	$ 226,049
Accounts receivable	-	3,500
Due from affiliated organizations	-	10,285
Total assets	$ -	$ 239,834
Liabilities and Stockholder's Equity		
Due to parent	$ -	$ 17,761
Due to affiliated organizations	-	173,185
Income taxes payable	-	346
Accrued expenses	-	3,608
Total liabilities	-	194,900
Stockholder's equity		
Common stock, par value $10, authorized 20,000 shares, issued and outstanding 100 shares	-	1,000
Additional paid-in capital	-	51,000
Retained earnings (deficit)	-	(7,066)
Total stockholder's equity	-	44,934
Total liabilities and stockholder's equity	$ -	$ 239,834

The accompanying notes are an integral part of these financial statements.

CHA Securities, Inc.
Statements of Operations
For the Years Ended April 30, 2004 and 2003

	2004	2003
Income - commissions	$ 19,227	$ 22,709
Other income	163	-
Total revenues	19,390	22,709
Expenses:		
Salaries and benefits	16,573	2,668
Professional fees	8,982	7,200
Data processing	5,913	5,055
Membership dues	1,978	1,166
Insurance and other expenses	1,556	5,731
Total expenses	35,002	21,820
(Loss) income before taxes	(15,612)	889
Federal and state income tax	250	346
Net (loss) income	$ (15,862)	$ 543

The accompanying notes are an integral part of these financial statements.

CHA Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended April 30, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, May 1, 2002	$ 1,000	$ 31,000	$ (7,609)	$ 24,391
Funding from parent	-	20,000	-	20,000
Net income	-	-	543	543
Balance, April 30, 2003	1,000	51,000	(7,066)	44,934
Net loss	-	-	(15,862)	(15,862)
Transfer to parent	(1,000)	(51,000)	22,928	(29,072)
Balance, April 30, 2004	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CHA Securities, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net (loss) income	$ (15,862)	$ 543
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable	3,500	(1,500)
Prepaid expenses	-	1,764
Federal and state income taxes recoverable	-	2,620
Due from affiliated organizations	10,285	(10,242)
Increase (decrease) in liabilities:		
Due to parent	(17,761)	7,339
Due to affiliated organizations	(173,185)	11,188
Income taxes payable	(346)	346
Accrued expenses	(3,608)	108
Net cash (used in) provided by operating activities	(196,977)	12,166
Cash flows from financing activities:		
Proceeds for additional paid-in capital	-	20,000
Transfer to parent due to dissolution of operations	(29,072)	-
Net cash (used in) provided by financing activities	(29,072)	20,000
Net (decrease) increase in cash	(226,049)	32,166
Cash, beginning of year	226,049	193,883
Cash, end of year	$ -	$ 226,049
Supplemental Disclosure of Cash Flow Information:		
Income taxes paid (recovered)	$ 250	$ (2,620)

The accompanying notes are an integral part of these financial statements.

CHA Securities, Inc.
Notes to Financial Statements
For the Years Ended April 30, 2004 and 2003

Note 1 - General

Organization - CHA Securities, Inc. (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated on May 13, 1992 and was approved for membership with the NASD on July 31, 1993. The Company is a wholly-owned subsidiary of Diversified Network Services, Inc. (DNS). The Company is exempt from Securities and Exchange Commission rule 15c3-3 under paragraph k(i).

Effective April 30, 2004, the operations of the Company were terminated and the remaining equity of the Company was transferred to DNS. The Company is in the process of terminating its license as a registered broker dealer and expects that this termination will occur in June 2004.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements of the Company have been prepared on the accrual basis, whereby revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Affiliate and Related Party Transactions

In addition to DNS, CHA Securities, Inc. is affiliated through governing board appointment authority, with The Connecticut Hospital Association, Incorporated, The Connecticut Healthcare Research and Education Foundation, Incorporated, CHIME, Inc., ChimeNet, Inc. and CHA Insurance Services, Inc.

Transactions with related parties consist primarily of operating expenses allocated to the Company. No amounts were due (to) from these related companies as of April 30, 2004 as the Company terminated operations effective April 30, 2004 and all remaining equity was transferred to DNS. Amounts due (to) from these related companies at April 30, 2003 were as follows:

	2003
Diversified Network Services, Inc. (Parent)	$ (17,761)
The Connecticut Hospital Association, Incorporated (Affiliate)	(168,734)
CHIME, Inc. (Affiliate)	(4,451)
The Connecticut Healthcare Research and Education Foundation, Inc. (Affiliate)	3,830
CHA Insurance Services, Inc. (Affiliate)	2,195
ChimeNet, Inc. (Affiliate)	4,260
	$ (180,661)

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6.67% of the aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of April 30, 2004, the Company had no net capital or aggregate indebtedness to net capital, as the Company's operations were terminated and all equity was transferred to DNS. At April 30, 2003, the Company had net capital of $31,149, which was $18,156 in excess of the amount required.

Note 5 - Focus Reports

Amounts included in the financial statements are in agreement with amounts reported in the Focus Report for April 30, 2004 and 2003. The operations of the Company were terminated and the equity of the Company was transferred to DNS effective April 30, 2004.

Note 6 - Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

CHA Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant To Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended April 30, 2004 and 2003

	2004	2003
Total assets	$ -	$ 239,834
Total liabilities	-	194,900
Net worth	-	44,934
Less, non-allowable assets	-	13,785
Net capital	$ -	$ 31,149
Required net capital - minimum	$ -	$ 12,993
Excess net capital	$ -	$ 18,156
Aggregate indebtedness	$ -	$ 194,900
Aggregate indebtedness ratio	-	6.26 to 1

Note: There is no material difference between the audited computation of net capital and that which is included in the Company's unaudited April 30, 2004 and 2003 Part II A Focus filing.

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

To Board of Directors of
CHA Securities, Inc.:

In planning and performing our audit of the financial statements of CHA Securities, Inc. (the Company) for the year ended April 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

May 27, 2004

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

May 27, 2004

To the Board of Trustees of
The Connecticut Hospital Association and Affiliates:

We have audited the financial statements of The Connecticut Hospital Association and Affiliates (the Company) for the year ended April 30, 2004, and have issued our report thereon dated May 27, 2004. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under United States Generally Accepted Auditing Standards

As stated in our engagement letter dated November 25, 2003 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, fraud, or other illegal acts, may exist and not be detected by us.

As part of our audit, we considered the internal control of the Company. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in the notes to the financial statements. No new accounting policies were adopted and the applications of existing policies were not changed during fiscal 2004 (other than for the restatement of the CHAT financials for imputing interest on the non interest bearing loans).

We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you for which there is a lack of authoritative guidance or consensus.

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were related to the evaluation of the accounts receivable balances. We evaluated the key factors and assumptions used to develop these estimates in determining that they are reasonable in relation to the financial statements taken as a whole.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated).

In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are happy to report we had no disagreements with management over financial reporting.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations.

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Financial Oversight Committee, the Board of Trustees and management of The Connecticut Hospital Association and Affiliates and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Saslow Lufkin & Buggy, LLP